EXHIBIT 99.4
                                                                   ------------


     [GRAPHIC OMITTED]                                    [GRAPHIC OMITTED]
[HUSKY ENERGY COMPANY LOGO]                        [COMPUTERSHARE COMPANY LOGO]

                                               9th Floor, 100 University Avenue
                                                       Toronto, Ontario M5J 2Y1
                                                          www.computershare.com



                                       SECURITY CLASS

                                       HOLDER ACCOUNT NUMBER




===============================================================================
FORM OF PROXY - ANNUAL AND SPECIAL MEETING TO BE HELD ON APRIL 19, 2007
===============================================================================

This Form of Proxy is solicited by and on behalf of Management.

NOTES TO PROXY

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxy holder in the space provided (see reverse).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.    This  proxy  should  be  read  in  conjunction   with  the   accompanying
      documentation provided by Management.



                           Proxies submitted must be
            received by 10:30 am, Mountain Time, on April 17, 2007.
-------------------------------------------------------------------------------

APPOINTMENT OF PROXYHOLDER

THE UNDERSIGNED, being the holder of common shares
of HUSKY ENERGY INC. (the "Corporation") hereby
nominates, constitutes and appoints Canning K.N.                 Enter the name of the person you       ______________________
Fok of Hong Kong, a Co-Chairman and a director of        OR      are appointing if this person is      |                      |
the Corporation, or failing him, John C.S. Lau of                someone other than the foregoing.     |______________________|
Calgary, Alberta, President & Chief Executive
Officer and a director of the Corporation

as the lawful attorney and proxy of the undersigned, with full power of substitution, to attend and vote on behalf of the undersigned at the Annual and Special Meeting of the shareholders of the Corporation to be held at 10:30 AM (Calgary time) on the 19th day of April, 2007 and at any adjournment(s) thereof, and without limiting the generality of the foregoing to vote, by ballot or otherwise, the shares represented by this form of proxy.


VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.


         Enter the name of the person you OR are appointing if this person is someone other than the foregoing.

1.   ELECTION OF DIRECTORS

                          For   Withhold                              For   Withhold                                For   Withhold
01 - Victor T.K. Li       [_]     [_]        02 - Canning K.N. Fok    [_]     [_]        03 - R. Donald Fullerton   [_]     [_]


                          For   Withhold                              For   Withhold                                For   Withhold
04 - Martin J.G. Glynn    [_]     [_]        05 - Brent D. Kinney     [_]     [_]        06 - Holger Kluge          [_]     [_]


                          For   Withhold                              For   Withhold                                For   Withhold
07 - Poh Chan Koh         [_]     [_]        08 - Eva L. Kwok         [_]     [_]        09 - Stanley T.L. Kwok     [_]     [_]


                          For   Withhold                              For   Withhold                                For   Withhold
10 - John C.S. Lau        [_]     [_]        11 - Wayne E. Shaw       [_]     [_]        12 - William Shurniak      [_]     [_]


                          For   Withhold
13 - Frank J. Sixt        [_]     [_]

-------------------------------------------------------------------------------------------
2.   APPOINTMENT OF AUDITORS
                                                                      For   Withhold
The appointment of KPMG LLP as auditors of the Corporation.           [_]     [_]

-------------------------------------------------------------------------------------------

3.   RESOLUTION
                                                                      For   Against
The approval of amendments to the Corporation's Incentive             [_]     [_]
Stock Option Plan as set forth in the Management Information
Circular dated March 13, 2007

-------------------------------------------------------------------------------------------
Upon any other business which may properly come before the meeting or any adjournment(s)
thereof, in such manner as the said proxy holder sees fit.
---------------------------------------------------------------------------------------------

AUTHORIZED SIGNATURES -- THIS SECTION MUST BE COMPLETED FOR YOUR INSTRUCTIONS TO BE EXECUTED.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Authorized Signatures - This section must be completed for your instructions to be executed.

Signature 1 - Please keep signature within the box       Signature 2 - Please keep signature within the box       Date (mm/dd/yyyy)

__________________________________________________       _________________________________________________       __________________

INTERIM FINANCIAL STATEMENTS                                       ANNUAL FINANCIAL STATEMENTS

Mark this box if you would like to receive interim                 Mark this box if you would NOT like to receive
financial statements and accompanying Management's                 the Annual Financial Statements and accompanying
Discussion and Analysis by mail                      [_]           Management's Discussion and Analysis by mail.     [_]

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.